

Mail Stop 4631

August 22, 2016

Tarang P. Amin
Chief Executive Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, California 94607

Re: e.l.f. Beauty, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted August 10, 2016
CIK No. 0001600033

Dear Mr. Amin:

We have reviewed your amended draft registration statement and have the following comments.

<u>Authentic brand that attracts some of the best consumers in the category, page 2</u>

1. It continues to remain unclear what additional context you have provided regarding your statements on your "core" consumer. You disclose that a study conducted in October 2015 found that 24% of your customers met your criteria for a core consumer, and you refer repeatedly to the motivations and spending patterns of these consumers compared to a "representative" shopper in the cosmetics category. However, it is unclear what portion of this increased shopping is captured by your brand, or how introduction of your brand may draw shoppers meeting this profile into retail establishments. Please refer to comment 4 of our letter dated July 25, 2016.

<u>Competitive Landscape, page 74</u>

2. You state in the first sentence on page 75 that your net sales grew at 32% during 2015, and compare this growth rate to that of Maybelline. Please clarify whether your statement refers to Maybelline net sales or retail sales, as reflected in the chart on page 75. Please also revise this chart to use a consistent measure of earnings, either net sales or retail sales, for yourself and the other companies that you include in the chart.

You may contact Melinda Hooker at (202)551-3732 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

                                            Sincerely,

                                            /s/ Jay Ingram

                                            Jay Ingram
                                            Legal Branch Chief
                                            Office of Manufacturing and
                                            Construction

CC: Tad J. Freese (*via e-mail*)
           Latham & Watkins LLP